

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Claudia Jaramillo
Chief Financial Officer
JACOBS SOLUTIONS INC.
1999 Bryan Street Suite 1200
Dallas, Texas 75201

      Re: JACOBS SOLUTIONS INC.
          Form 10-K for the year ended September 30, 2022
          Filed on November 21, 2022
          Form 8-K filed on February 7, 2023
          File No. 001-07463

Dear Claudia Jaramillo:

      We have reviewed your August 22, 2023 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2023 letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1.   We have considered your responses to our prior comments 1 and 2 and the information provided on our October 20, 2023 call with you. Based on the information provided, the presentation of the Other Income Tax Adjustments line item changes the recognition and measurement principles required by GAAP and results in non-GAAP measure that is inconsistent with Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As such, please remove this adjustment from your future non-GAAP presentations.

      Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction